EILER CAPITAL ADVISORS, LLC 3775 EP True Pkwy, Suite 150 West Des Moines, IA 50265 office (515) 226-2135 cell (515) 321-2052 email jeiler@eilercapital.com web www.eilercapital.com

December 20, 2009

Mr. Thomas E. Myers
WB Capital Management
1415 28th Street, Suite 200
West Des Moines, IA
50266

Dear Tom:

This will confirm the understanding and agreement between Eiler Capital Advisors, LLC  ("ECA") and WB Capital Management, Inc. (“WB”), pursuant to which ECA has been engaged by WB to perform the services described below, as hereinafter defined, (the "Agreement").

Preliminary Statement:

Whereas, WB serves as the investment adviser to the National Renewable Energy Investment Fund, Inc. (the “Fund”), which is focused on renewable energy investments within the United States;

Whereas, ECA has extensive professional experience in commercial lending and investment banking activities in food, agribusiness, and renewable energy; and

Whereas, WB desires to engage ECA to provide WB with certain consulting services.

1.           Services.   ECA will provide WB with the following services (the “Consulting Services”): assist WB with identifying, sourcing, and conducting initial due diligence on potential investments for the Fund.  ECA will commence providing the Consulting Services to WB on January 1, 2010 (the “Commencement Date”).  ECA shall not provide any services, nor shall it be deemed to provide services, to the Fund; nor shall ECA have any authority, implied or express, respecting the selection of the Fund’s investments.

2.           Term.    The term of the Agreement shall commence on the Commencement Date and continue for a period of twelve (12) months.  At the conclusion of the initial twelve (12) month period, the Agreement will be automatically renewed for additional successive twelve (12) month periods, provided, however, that (1) following the initial twelve (12) month period, either party may terminate the agreement upon 30 days written notice to the other, and (2) during the initial twelve (12) month period WB may terminate the agreement on April 30, 2010 or upon 30 days written notice thereafter if the Fund has not commenced operations (i.e., received proceeds from the Fund’s initial public offering of common stock) as contemplated in its registration statement by April 30, 2010.

3.           Compensation.   As compensation for the services rendered by ECA pursuant to this Agreement, WB shall pay ECA the compensation as described on Schedule A.

Eiler Capital Advisors, LLC Consulting Agreement
December 20, 2009

4.           Expenses.    In addition to the compensation discussed above, WB shall reimburse ECA, upon request, for ECA's reasonable out-of-pocket expenses incurred or accrued during the period of, or in connection with, provision of the Consulting Services; provided, that such expenses are evidenced by receipts or other appropriate written evidence of such expenditures as required by WB.  Any expense item or expenditure in excess of $500.00 must be pre-approved by WB Capital to be reimbursed.  Expenses will be invoiced monthly and are due upon receipt.

5.           Information.    WB will furnish ECA with, and will be solely responsible for the accuracy of, all information as ECA shall reasonably request, in order to permit ECA to perform its obligations pursuant to this Agreement (the "Information").

6.   Indemnification.   WB shall indemnify, hold harmless and reimburse ECA, its members, managers, officers and employees and affiliates, from (i) all expenses (including reasonable legal fees, expert witness fees and court costs) incurred by ECA arising out of a claim by a third party in connection with ECA's providing the services pursuant to this Agreement, and for any action brought by ECA to collect any fee owed under this Agreement, and (ii) all losses, liabilities, damages and expenses (including settlement amounts agreed to by WB) to which ECA and its members, managers, officers and employees and affiliates may be subject in connection with such a claim or litigation.  This indemnity shall not apply to claims, liabilities, losses or damages to the extent that a court, having competent jurisdiction, shall have determined by final judgment that such loss, damage or liability resulted primarily and directly from the willful misconduct or gross negligence of ECA in performing its services under this Agreement.  WB and ECA agree that WB aggregate liability for damages under this Section 6 shall not exceed, under any circumstances the compensation which ECA is entitled to pursuant to this Agreement. The above indemnity shall survive the completion of professional services rendered for WB by ECA and shall be in addition to any liability which WB may otherwise have to ECA.

7.    Independent Contractor.    It is expressly agreed that WB and ECA shall be independent contractors and that the relationship between the two parties shall not constitute a partnership, joint venture or agency of any kind.  Neither WB nor ECA shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written authorization of the party to be so bound.

8.   Waiver; Severability.

(a)           Each party acknowledges and agrees that any failure on the part of the other party to enforce at any time, or for any period of time, any of the provisions of this Agreement, shall not be deemed or construed to be a waiver of such provisions or of the right of such other party thereafter to enforce each and every such provision.

(b)           If and to the extent that any provision of this Agreement is determined by any legislature, court or administrative agency to be in whole or in part invalid or unenforceable, such provision or part thereof shall be deemed to be surplusage and, to the extent not so determined to be invalid or unenforceable, each provision hereof shall remain in full force and effect.

9.           Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Iowa as though made and fully performed in the State of Iowa.

10.           Forum Selection.     Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement, shall be brought in the Courts of the State of Iowa, County of Polk, or if it has or can acquire jurisdiction, in the

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Eiler Capital Advisors, LLC Consulting Agreement
December 20, 2009

United States District Court for the Southern District of Iowa, and each of the parties consents to the exclusive jurisdiction of such courts and waives any objection to such venue or jurisdiction.

11.           Notices.                      All notices required or permitted pursuant to this Agreement shall be in writing and sent Registered or Certified Mail, postage fully prepaid, or express air delivery to the addresses set forth in this Agreement or to such addresses as may be subsequently designated in writing by any party.

12.           Captions.                      The section captions in this Agreement are inserted only as a matter of convenience and for reference and in no way shall be deemed to define, limit, enlarge, or describe the scope of this Agreement and the relationship of the parties hereto, and shall not in any way affect this Agreement or the construction of any provisions herein.

13.           Entire Understanding; Modification.

(a)           This Agreement represents and incorporates the entire understanding between the parties hereto with respect to the subject matter of this Agreement, and each party acknowledges that there are no warranties, representations, convenants or understandings of any kind, nature or description whatsoever made by either party to the other, except such as are expressly set forth in this Agreement.

(b)           This Agreement shall not be subject to change or modification, except by the execution of a writing specified to be an explicit amendment to this Agreement duly executed by both parties hereto.

14.           Attorney Fees.  If any litigation is commenced between the parties to this Agreement concerning this Agreement, or the parties' respective rights and duties under this Agreement, the prevailing party may recover, in addition to other relief that may be granted, reasonable expenses, including attorney fees, expert witness fees and court costs.

15.           Good Faith.   WB and ECA shall at all times act in good faith in relation to this Agreement.

        16.           Non-Disclosure of Confidential Information.  ECA agrees to keep confidential all Confidential Information of WB and the Fund and to cause its employees, officers, members, affiliates, agents and representatives who have access to such Confidential Information to be bound to the terms of the confidentiality provision. For purposes of this Agreement, “Confidential Information” means any information of a confidential or proprietary nature pertaining to the business, operations or activities of WB or of any of its subsidiaries or affiliates, or of any other person with which ECA has been involved as a direct or indirect result of  performing consulting or other services for, WB or any of its subsidiaries or affiliates, including, without limitation, any (i) plans, strategies (including, economic and market data, research selection and analysis strategies), tactics, policies, resolutions, inventions, patents, trademarks, copyrights, trade secrets, know-how, patent or trademark applications and other intellectual property, (ii) information regarding litigation or negotiations, (iii) any marketing information, sales or product plans, prospects and market research data, (iv) financial information, cost and performance data and any debt arrangements, equity ownership or securities transaction information, (v) technical information, technical drawings and designs, including without limitation mask work, (vi) personnel information, personnel lists, resumes, personnel data, organizational structure, compensation and performance evaluations, (vii) customer, vendor or supplier information, (viii) information regarding the existence or terms of any agreement or relationship between WB or any of its subsidiaries or affiliates and any other party, (ix) engineering information and computer reports, computer software, source code and object code, computer systems, computer formats, computer screen designs and computer input and output specifications, inclusive of any pertinent documentation, techniques, processes, technical information and

EILER CAPITAL ADVISORS, LLC| 515.226.2135 |  jeiler@eilercapital.com

Eiler Capital Advisors, LLC Consulting Agreement
December 20, 2009

know-how and (x) any other information of whatever nature, including, without limitation, information which gives to WB or any of its subsidiaries or affiliates an opportunity to obtain an advantage over its competitors who or which do not have access to such information; provided, however, that Confidential Information shall not include (A) information which is or becomes (through no improper action or inaction by ECA) generally available to the public, (B) information that was in ECA’s possession or known by him or her without restriction prior to receipt from WB, or (C) information that is required to be disclosed by law or by order of a governmental authority.  WB acknowledges and admits that a breach of any of the covenants contained in this Section 16 will cause WB irreparable harm.

ECA further acknowledges and admits that the damages resulting from such a breach will be difficult or impossible to ascertain, and will be of the sort that cannot be compensated by money or other damages.  ECA therefore waives (and is estopped from asserting in a court of law or equity) any argument that the breach, or threatened breach, of any of the covenants contained in this Section 16 does not constitute irreparable harm for which an adequate remedy at law is unavailable.  Nothing contained in this Section 16 or elsewhere in this Agreement shall be construed as prohibiting WB from pursuing any other remedies available at law or in equity for a breach, or threatened breach, by ECA of any of the covenants contained in this Section 16.

If the foregoing correctly sets forth the understanding and agreement between ECA and WB, please sign and return one original executed copy of this Agreement.

Sincerely,

EILER CAPITAL ADVISORS, LLC

/s/James W. Eiler

James W. Eiler, Principal
3775 EP True Pkwy, Suite 150
West Des Moines, IA  50265

Accepted and agreed to December 29, 2009

WB Capital Management, Inc.

By:	/s/ Thomas Myers
Name:	Thomas Myers
Title:	Director Alternative Investments

EILER CAPITAL ADVISORS, LLC| 515.226.2135 |  jeiler@eilercapital.com

Eiler Capital Advisors, LLC Consulting Agreement
December 20, 2009

Schedule A

Cash Compensation

WB agrees to pay to ECA cash compensation in the amount of $5,000 per month during the term of this Agreement.  Prior to the commencement of operations of the Fund, amounts owing under this Agreement will be accrued monthly.  Such amounts shall be paid within two weeks after the first quarter of the Fund’s operations.  If WB exercises its rights to terminate the Agreement during the first year, all amounts owed to ECA shall be due and payable upon termination.

Carried Interest

WB and the Fund have entered into an investment advisory agreement which provides in part that WB will be paid an incentive fee (comprised of an investment income fee and a capital gains fee) to be paid to WB under prescribed conditions.

During the term of this Agreement and for a period of two years following the date of termination, WB agrees to pay to ECA 5% of any incentive fee actually received by WB from the Fund.  All amounts paid under this section are subject to and equal to any refund obligations WB has to the Fund.

EILER CAPITAL ADVISORS, LLC| 515.226.2135 |  jeiler@eilercapital.com